UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):   October 17, 2002

NAVISTAR INTERNATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-9618	36-3359573
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois	60555
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (630) 753-5000

ITEM 5.   OTHER EVENTS

Election of Additional Directors

On October 15, 2002, the Board of Directors of Navistar International Corporation appointed two new members to its Board of Directors, increasing the total number of directors to fourteen.

Eugenio Clariond, 59, Chairman and Chief Executive Officer of Grupo IMSA, a producer of steel processed products, aluminum extrusion products and a wide range of automotive batteries, has been elected as a Class III director, effective December 9, 2002. James H. Keyes, 62, chairman of Johnson Controls, Inc., a global market leader in automotive systems and facility management and controls, has been elected to as a Class II director, effective December 10, 2002.

Forward Looking Statements

Certain statements discussed in this Item that are not purely historical constitute "forward-looking statements" under the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, such as statements involving the likely financial impact of this recall and the ability of the Company to recover recall costs from trade suppliers. These forward-looking statements are based on current management expectations as of the date made. The Company assumes no obligation to update any forward-looking statements. It is important to note that actual results and ultimate corporate actions could differ materially from those in such forward-looking statements.   Factors that might cause such a difference might include, but are not limited to, those detailed from time to time in the Company's SEC reports, including report on Form 10-K for the year ended October 31, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
               Registrant

Date: October 17, 2002   /s/ Mark T. Schwetschenau
                                         Mark T. Schwetschenau
                                         Vice President and Controller
                                         (Principal Accounting Officer)